June 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Greenbacker Renewable Energy Company LLC (CIK No. 0001563922)
Application for Withdrawal of Registration Statement on Form 10-12G (File No. 000-55610) (the “Form 10-12G”)

Ladies and Gentlemen:

Greenbacker Renewable Energy Company LLC (the “Company”) hereby applies for an order granting an immediate withdrawal of the above-referenced Form 10-12G, together with all exhibits thereto. The Form 10-12G was originally filed with the Securities and Exchange Commission (the “Commission”) on April 19, 2016 and has not yet been declared effective by the Commission.

The Company is requesting withdrawal of the Form 10-12G due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would cause the Form 10-12G to become effective automatically 60 days after the initial filing date. As the Commission staff (the “Staff”) has not completed its review of the Form 10-12G and the Company’s Form 10-K for the fiscal year ended December 31, 2015 (File No. 333-178786-01), filed on March 10, 2016 (the “Form 10-K”), the Company desires to prevent the Form 10-12G from becoming effective.

Following the withdrawal, the Company intends to address comments from the Staff in its letter dated May 17, 2016 in an amendment to its Form 10-K and to file a Registration Statement on Form 8-A (the “Form 8-A12G”) to register its classes of common stock in accordance with Section 12(g) of the Exchange Act. The Form 10-12G is being withdrawn to allow the Company to move forward with the Form 8-A12G.  Please make the withdrawal effective as soon as practicable.

Should you have any questions regarding the foregoing application for withdrawal, please contact Blake Estes, at Alston & Bird LLP, at (212) 210-9415 or blake.estes@alston.com.

Sincerely,

/s/ Richard C. Butt

Richard C. Butt

Cc:	Ms. Mara L. Ransom, Securities and Exchange Commission
Ms. Courtney Haseley, Securities and Exchange Commission
Blake E, Estes, Esq.

369 Lexington Avenue, Suite 312 | New York, NY 10017 | WWW.GREENBACKERGROUP.COM